Filed by Invitrogen Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Subject Company: Applied Biosystems Inc.
Commission File No.: 001-04389

FOR IMMEDIATE RELEASE

INVITROGEN PROVIDES UPDATE ON REGULATORY REVIEW AND

FINANCING FOR THE APPLIED BIOSYSTEMS ACQUISITION

Carlsbad, Calif. — September 16, 2008 — Invitrogen Corporation (NASDAQ: IVGN) today provided the following updates on regulatory and financing relating to the proposed acquisition of Applied Biosystems announced on June 12, 2008.

Regulatory

As previously announced on July 29th, the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (HSR) has expired in connection with the proposed acquisition. The expiration of the HSR waiting period satisfies one of the conditions to the closing of the transaction. In addition, the company is currently engaging with the European Commission and plans to file a formal notification before the end of September.

Financing

The acquisition is being financed in part by a $2.65 billion bank facility fully underwritten by Bank of America, UBS and Morgan Stanley. The facility is substantially over-subscribed and the company expects the syndication to be completed within the next seven days.

“At this point, the financing process is going well and we are pleased with the number and quality of lenders who have subscribed to the syndication,” said David Hoffmeister, Invitrogen’s Chief Financial Officer. “The investment grade ratings we received at the beginning of the process from all three major rating agencies, coupled with the significant free cash flow generated by the combined company, have made our debt offering very attractive to many investors, both national and international.”

The company still expects the transaction to close in late October to early November.

About Invitrogen

Invitrogen Corporation (NASDAQ: IVGN) provides products and services that support academic and government research institutions and pharmaceutical and biotech companies worldwide in their efforts to improve the human condition. The company provides essential life science technologies for disease research, drug discovery, and commercial bioproduction. Invitrogen’s own research and development efforts are focused on breakthrough innovation in all major areas of biological discovery including functional genomics, proteomics, stem cells, cell therapy and cell biology — placing Invitrogen’s products in nearly every major laboratory in the world. Founded in 1987, Invitrogen is headquartered in Carlsbad, CA, and conducts business in more than 70 countries around the world. The company employs approximately 4,700 scientists and other professionals and had revenues of approximately $1.3 billion in 2007. For more information, visit www.Invitrogen.com.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction, Invitrogen and Applied Biosystems have filed a joint proxy statement/prospectus as part of a registration statement on Form S-4 regarding the proposed transaction with the Securities and Exchange Commission, or SEC. The final joint proxy statement/prospectus is being mailed to shareholders of both companies. Investors and security holders are urged to read it in its entirety because it contains important information about Invitrogen and Applied Biosystems and the proposed transaction. Investors and security holders may obtain a free copy of the definitive joint proxy statement/prospectus and other documents at the SEC’s website at www.sec.gov. The definitive joint proxy statement/prospectus and other relevant documents may also be obtained free of charge from Invitrogen by directing such requests to: Invitrogen Corporation, Attention: Investor Relations, 5791 Van Allen Way, Carlsbad, CA 92008.

PARTICIPANTS IN THE SOLICITATION

Invitrogen and Applied Biosystems and their respective directors, executive officers and certain other members of their management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information concerning all of the participants in the solicitation is included in the joint proxy statement/prospectus relating to the proposed merger. This document is available free of charge at the Securities and Exchange Commission’s Web site at http://www.sec.gov and from: Invitrogen Investor Relations, telephone: 760-603-7200 or on Invitrogen’s website at http://www.invitrogen.com.

Safe Harbor Statement

Certain statements contained in this press release are considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, and it is Invitrogen’s intent that such statements be protected by the safe harbor created thereby. Potential risks and uncertainties include, but are not limited to: a) Invitrogen may or may not complete the syndication and b) the transaction may or may not close in late October or early November; as well as other risks and uncertainties detailed from time to time in Invitrogen’s Securities and Exchange Commission filings.

Contact Information:

Invitrogen contacts:

Investors:

Amanda Clardy

(760) 603-7200

ir@invitrogen.com

# # #

##End##